                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                           Date: August 17, 2000

   THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY THE SEAGRAM COMPANY LTD.
                               ON AUGUST 17, 2000

                                                            MEDIA RELATIONS:
                                                            Anita M. Larsen
                                                            212/572-1118

                                                            INVESTOR RELATIONS:
                                                            Joseph M. Fitzgerald
                                                            212/572-7282
                                                            Eileen McLaughlin
                                                            212/572-8961

         -- SEAGRAM ANNOUNCES RECORD FOURTH QUARTER EARNINGS AND RESULTS FOR FISCAL YEAR 2000

         -- UNIVERSAL MUSIC GROUP IS FIRST MUSIC COMPANY EVER TO EXCEED $1 BILLION IN EBITDA FOR FULL YEAR

         -- SEAGRAM IS POISED TO MERGE WITH VIVENDI AND CANAL+ TO CREATE A NEW GLOBAL COMMUNICATIONS AND MEDIA COMPANY CALLED VIVENDI UNIVERSAL

                  -        EBITDA FOR QUARTER SURGES 70 PERCENT TO $441 MILLION

                  - MUSIC EBITDA INCREASES 56 PERCENT TO A FOURTH-QUARTER RECORD OF $217 MILLION

                  - FILMED ENTERTAINMENT RECORDS STRONG IMPROVEMENT, RETURNING TO POSITIVE EBITDA OF $5 MILLION

                  - IN RECREATION AND OTHER, EBITDA FROM CONSOLIDATED AND UNCONSOLIDATED COMPANIES IS UP 25 PERCENT TO $89 MILLION

                  - EBITDA FOR CONTINUING SPIRITS AND WINE OPERATIONS RISES 10 PERCENT TO $159 MILLION

--------------------------------------------------------------------------------

MONTREAL, AUGUST 17, 2000 - The Seagram Company Ltd. [NYSE: VO] reported today that earnings before interest, taxes, depreciation and amortization (EBITDA) increased 70 percent to $441 million on revenues of $3.7 billion in the Company's fiscal fourth quarter ended June 30, 2000. The increase in EBITDA results reflected improvement in all business units. Revenues for all business units rose 5 percent.

For the fourth quarter, the Company reported operating income of $116 million, compared with an operating loss of $47 million last year.

The Company reported a net loss of $128 million or $0.29 per basic share, compared with a net loss in the prior year of $129 million or $0.32 per basic share, excluding an additional gain on the 1998 USA Networks, Inc. transactions. Including this gain, the Company posted a net loss of $53 million or $0.13 per share last year.

                            CEO COMMENTS ON RESULTS

Commenting on the Company's results, Edgar Bronfman, Jr., president and chief executive officer, said: "Our fourth quarter and fiscal year results demonstrated sustained momentum in all our businesses, and I am very pleased with the strong earnings growth this quarter in Music, Recreation and Other, and Spirits and Wine. We projected earlier this year that Filmed Entertainment would return to profitability in fiscal year 2001, and our fourth quarter results indicate that we are on track.

"I am very enthusiastic about our proposed combination with Vivendi and Canal+ to create a new global communications and media company. Vivendi Universal will create and deliver extraordinary content and services to customers everywhere, at any time and across all platforms and devices. It will take full advantage of the next generation of the Internet. And it will play a leading role in the global convergence of telecommunications and entertainment media."

Mr. Bronfman added: "For the year, Universal Music Group delivered more than $1 billion in EBITDA, an impressive performance that was in line with our projections. For the quarter, Music EBITDA surged 56 percent to a record $217 million, primarily reflecting strong chart positions and cost savings achieved with the integration of PolyGram and Universal. On a constant exchange rate basis, EBITDA rose 66 percent. Revenues increased 7 percent to $1.43 billion, driven by continued strong chart positions, particularly in North America. Excluding the impact of unfavorable foreign exchange, revenues would have increased 10 percent. Our current U.S. album year-to-date market share remains very strong at 28.5 percent.

"Filmed Entertainment recorded a strong improvement and returned to profitability, earning $5 million of EBITDA this quarter compared with last year's EBITDA loss of $69 million. The improved EBITDA performance was due to the theatrical success of Erin Brockovich, U-571 and Gladiator, as well as strong DVD, home video and pay-TV sales of The Mummy and American Pie. Revenues increased 5 percent to $827 million, driven by the improved motion picture performance and higher sales from our television library.

"In Recreation and Other, EBITDA from consolidated and unconsolidated companies increased 25 percent to $89 million, driven by higher management fees from the openings of Islands of Adventure and CityWalk at Universal Orlando; overhead reductions; and an improved contribution from interactive game sales.

"Our Spirits and Wine business reported very strong results, with EBITDA from continuing operations increasing 10 percent to $159 million. The strong EBITDA performance reflects sustained momentum in North America, significant growth in Asia Pacific and improvement in Latin America. Including last year's contribution from Champagne operations, which were sold on July 2, 1999, EBITDA increased 7 percent.

Total volumes worldwide increased 3 percent, driven by continued growth in our key brands.

Mr. Bronfman concluded: "I am optimistic that our transaction with Vivendi and Canal+ will close before the end of the year and create a company whose growth prospects are strong, real and immediate."


                            BUSINESS UNIT HIGHLIGHTS
MUSIC

For the year, Universal Music Group delivered more than $1 billion in EBITDA. For the quarter, Music EBITDA surged 56 percent to a record $217 million. On a constant exchange rate basis, EBITDA rose 66 percent. Revenues increased 7 percent to $1.43 billion. Excluding the impact of unfavorable foreign exchange, revenues would have increased 10 percent.

For the quarter, key artists included Eminem, Bon Jovi, Sisqo, No Doubt, Sting, Hanson and Dr. Dre. New releases for the first quarter of fiscal year 2001 include 98 Degrees, Boyz II Men, Andrea Bocelli, LL Cool J, George Strait, Ronan Keating, Andre Rieu, Spitz and Luna Sea.

Universal Music Group (UMG) set a record in the history of the U.S. music business by achieving the largest single-week market share of current albums -
37.3 percent - for the week ending May 28, 2000, according to SoundScan.

UMG had the #1 and #2 albums in Europe throughout July: Bon Jovi (also #1 throughout June) and Eminem (#2). In Brazil, UMG has achieved a market share of 28 percent, 11 points above its nearest competitor (Warner Music with 17 percent).

UMG successfully completed the integration of its Japanese joint venture company, Universal Victor, and commenced a strategic alliance in the areas of sales and distribution with Victor Entertainment.

Over the last few months, UMG has announced a number of alliances and investments, including:

- APRIL 20, 2000 - UMG granted the first interactive radio license to ClickRadio, Inc., a free personalized Internet-enhanced, digital radio service offering CD-quality music both on and offline.

- MAY 2, 2000 - UMG and Sony Music Entertainment agreed to enter into a joint venture to develop a subscription-based service, which will include various music and video offerings for the Internet across multiple platforms.

- JUNE 1, 2000 - UMG, in addition to consumer electronics manufacturers and technology companies, made an investment in DataPlay, a company developing Web-enabled digital content recording and distribution media for portable Internet appliances and hand-held consumer entertainment devices.

- JULY 6, 2000 - UMG and Grupo Prisa, Spain's largest media company, signed an agreement to establish Muxxic Latina, a new record label that will sign and market Latin music outside of Spain.

- AUGUST 1, 2000 - UMG announced the trial of commercial downloads of music with bluematter, a new digital music product.

- AUGUST 2, 2000 - UMG entered into an agreement to acquire Rondor Music, the world's leading independent music publishing company.


FILMED ENTERTAINMENT

Filmed Entertainment recorded a strong improvement and returned to profitability, earning $5 million of EBITDA this quarter compared with last year's EBITDA loss of $69 million.

Erin Brockovich, a co-production with Columbia Pictures, has grossed more than $125 million domestically. The submarine thriller U-571 opened in April to first place at the box office, grossing $19.6 million in its first weekend. To date, U-571 has grossed more than $76 million domestically.

Gladiator, a co-production with DreamWorks, has already grossed more than $405 million worldwide. Nutty Professor II: The Klumps, featuring Eddie Murphy in eight different roles, opened in July to $42.5 million in its first weekend. This marked Murphy's biggest opening ever. The Klumps is expected to cross the $100 million mark at the box office in the coming week.

Universal's line-up for the fall and winter includes: the comedy Meet the Parents, starring Robert De Niro and Ben Stiller; the modestly-budgeted thriller, The Watcher, starring James Spader, Marisa Tomei and Keanu Reeves; and Dr. Seuss' How the Grinch Stole Christmas, featuring Jim Carrey under the direction of Ron Howard, opening on November 17. The holiday film The Family Man, starring Nicolas Cage and Tea Leoni, debuts on December 15. Universal Focus, Universal's newly announced specialty films division, in October will roll out Working Title's Billy Elliot, which was enthusiastically received at the Cannes Film Festival.

With over $1 billion in gross sales, fiscal year 2000 was Universal's most successful domestic video year in history. Universal's fiscal year 2000 domestic DVD revenue grew approximately 90 percent over fiscal year 1999. For the quarter, DVD revenue was up nearly 140 percent over the previous year.

By the end of fiscal year 2000, Universal had distributed 5 of the top-20 selling DVD titles of all time, according to VideoScan. The titles included American Pie, The Mummy, End of Days, The Bone Collector and Saving Private Ryan. In VHS and DVD sales, The Mummy was the #1 selling live-action movie of calendar year 1999.

In domestic television, Universal Television & Networks Group's syndicated hit reality series Blind Date, which is cleared on more than 153 stations covering 92 percent of the country, began production on a second season of new episodes.

Universal Studios Network Programming's comedy series Just Shoot Me is entering its fifth season, during which it will mark its 100th episode, and is selling very well in syndication. Universal Studios Network Programming's comedy series The Steve Harvey Show is also entering its fifth season and will soon mark its 100th episode. It ended the season as the top-rated comedy on the WB and as the most popular African-American show on television.

In international television, Universal Television & Networks Group's May launch of its branded movie channel in Spain, Studio Universal, marked its eighth network launch.


RECREATION AND OTHER

In Recreation and Other, consolidated EBITDA increased 46 percent to $60 million for the quarter on 7 percent higher revenues of $214 million.

Revenues from consolidated and unconsolidated companies increased 17 percent to $350 million, and EBITDA from consolidated and unconsolidated companies increased 25 percent to $89 million. The EBITDA increase is primarily due to higher management fees from Universal Orlando, overhead reductions in Recreation and an improved contribution from interactive game sales.

Islands of Adventure at Universal Orlando launched its second full year of operation with two new family attractions: "Storm Force Accelatron," in which young guests help X-Men super-heroine Storm battle her archenemies; and "Flying Unicorn," a child-sized roller coaster that takes young riders on a gentle journey aboard a mythical unicorn.

In May, Universal Studios Port Aventura in Barcelona, Spain, debuted "Sea Odyssey." This attraction - part thrill ride and part undersea exploratorium - combines computer graphic animation with cutting-edge attraction technologies to create the most advanced underwater experience ever created.

In June, Universal Studios Hollywood and Nickelodeon created the "Rugrats Magic Adventure!" attraction, which features an interactive stage performance of music, magic and mayhem. Also in June, Universal Studios Hollywood opened "Chicken Run Maze," an attraction based on the DreamWorks Pictures' and Aardman Studios' animated film,

Chicken Run. The attraction, which will be on display until September, is interactive and offers a behind-the-scenes look at clay animation.

Upcoming events include:

- EARLY 2001: The opening of The Hard Rock Hotel, A Loews Hotel, at Universal Orlando.

-        SPRING 2001: The opening of Universal Studios Japan in Osaka.


SPIRITS AND WINE

This quarter, Spirits and Wine revenues increased 3 percent to $1.2 billion. Excluding the impact of unfavorable foreign exchange, revenues would have increased 7 percent versus last year. EBITDA from continuing operations rose 10 percent to $159 million. Total volumes worldwide increased 3 percent, driven by strong growth in the U.S.; Japan, Korea, Thailand and Greater China in Asia Pacific; and Spain and Germany in Europe.

ABSOLUT VODKA, owned by V&S Vin & Sprit AB, and Captain Morgan once again registered double-digit growth on a global basis. Crown Royal continued its strong growth pattern in North America, while Glen Grant and Mumm Sekt moved ahead in Europe. Martell performed well in the U.S. and Asia Pacific. Chivas Regal registered significant volume gains in North America, Asia Pacific and Europe.

ABSOLUT MANDRIN, owned by V&S Vin & Sprit AB, completed an outstanding first year, further building ABSOLUT VODKA's brand franchise. Seagram's new entry in the Tequila category, Margaritaville, delivered strong results in the U.S.

Marketing investment increased over 20 percent for the quarter, with continued emphasis on brand equity building behind focus brands, such as the 'When You Know' global communications program for Chivas Regal and the 'Captain for President' campaign for Captain Morgan in the U.S.


                      TWELVE MONTH RESULTS - TOTAL SEAGRAM

- Actual revenues increased 27 percent to $15.7 billion, and actual EBITDA rose 82 percent to $1.87 billion.

- On a pro forma basis, revenues were 2 percent higher than the prior year, and EBITDA increased 27 percent.

- The Company reported operating income of $753 million. The twelve-month operating income included the pre-tax reversal of $59 million of accrued costs associated with the integration of Universal and PolyGram operations because of the favorable settlement of certain contractual and employee severance obligations. In the prior period, operating income was a loss of $250 million, including a $405 million pre-tax restructuring charge associated with the integration of Universal and PolyGram operations.

- The Company reported net income of $40 million or $0.09 per basic share, including the after-tax reversal of accrued costs; a $55 million after-tax gain on the sale of the concert operations; and an $84 million cumulative effect of an accounting change related to start-up activities. Excluding these items, the Company had net income of $34 million or $0.08 per basic share. In the prior year, the Company reported a net loss of $215 million or $0.57 per basic share, excluding the after-tax restructuring charge; the after-tax gain on the USA transactions; and a $1.07 billion after-tax gain on the sale of Tropicana. Reported net income last year was $686 million or $1.81 per basic share.

The Company's financial results are prepared on a U.S. Generally Accepted Accounting Principles (GAAP) basis, which conforms in all material respects to Canadian GAAP.

The Seagram Company Ltd., headquartered in Montreal, operates in four global business segments: MUSIC, FILMED ENTERTAINMENT, RECREATION AND OTHER, and SPIRITS AND WINE. Universal Music Group, the world's largest recorded music company, produces, markets and distributes recorded music throughout the world in all major genres, and it is engaged in music publishing. The Company's Filmed Entertainment business produces and distributes motion picture, television and home video products worldwide; operates and has ownership in a number of international cable channels; and engages in the licensing of merchandising rights and film property rights. The Recreation and Other business operates theme parks and retail stores. It is also involved in the development of entertainment software. The Spirits and Wine business is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. The Company's corporate website is located at www.seagram.com.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including but not limited to future global economic conditions, market conditions, foreign exchange rates, the actions of competitors, consumer preferences and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond the control of the Company. More detailed information regarding these factors is included in the Company's Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this release also address the strategic business combination of Vivendi, Seagram and Canal+. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Seagram and Canal+ businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Seagram or Canal+ stockholders to approve the business combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus when available regarding the strategic business combination transaction referenced in the foregoing information, because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by

Vivendi, Seagram and Canal+. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents when they are filed by Vivendi, Seagram and Canal+ with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram on June 20, 2000.

                                      # # #

EDITOR'S NOTE:  Fourth-quarter and twelve-month FY 2000 tables follow.

TABLE 1 - INCOME STATEMENT


                            THE SEAGRAM COMPANY LTD.
                  (U.S.$ in millions, except per share amounts)
                                   (Unaudited)

                                                                    Three Months Ended June 30,      Twelve Months Ended June 30,
                                                                       ---------------------     ----------------------------------
                                                                         2000         1999         2000         1999         1999
                                                                       --------     --------     --------     --------     --------
                                                                                                                         (Pro Forma)
Revenues                                                               $  3,698     $  3,523     $ 15,686     $ 12,312     $ 15,344

Operating income (loss)
      Music                                                                  23          (46)         288         (126)          75
      Filmed Entertainment                                                  (18)         (87)        (158)        (206)        (281)
      Recreation and Other                                                   30           14           83           45           45
      Spirits and Wine                                                      129          114          602          552          552
      Restructuring (charge) credit - Music and Filmed
        Entertainment                                                      --           --             59         (405)        --
      Corporate                                                             (48)         (42)        (121)        (110)        (110)
                                                                       --------     --------     --------     --------     --------
Total operating income (loss)                                               116          (47)         753         (250)         281
Interest, net and other expense                                             174          156          661          457          682
Gain on USA transactions and sale of businesses                            --            128           98          128          128
                                                                       --------     --------     --------     --------     --------
                                                                            (58)         (75)         190         (579)        (273)
Provision (benefit) for income taxes                                         83          (15)         158          (33)          61
Minority interest                                                          --              1           17          (26)           4
Equity earnings from unconsolidated companies *                              13            8          109          137          130
                                                                       --------     --------     --------     --------     --------

Income (loss) from continuing operations                                   (128)         (53)         124         (383)        (208)
Loss from discontinued Tropicana operations, after tax                     --           --           --             (3)        --
Gain on sale of discontinued Tropicana operations, after tax               --           --           --          1,072         --
Cumulative effect of change in accounting principle, after tax             --           --            (84)        --           --
                                                                       --------     --------     --------     --------     --------
Net income (loss)                                                      $   (128)    $    (53)    $     40     $    686     $   (208)
                                                                       ========     ========     ========     ========     ========


Earnings (loss) per share - basic                                      $  (0.29)    $  (0.13)    $   0.09     $   1.81     $  (0.52)
                                                                       ========     ========     ========     ========     ========

Earnings (loss) per share - diluted                                    $  (0.29)    $  (0.13)    $   0.09     $   1.81     $  (0.52)
                                                                       ========     ========     ========     ========     ========

Supplemental Financial Data:

Income(loss) from continuing operations, excluding net gain
      on USA transactions and sale of businesses and
      restructuring (charge) credit                                    $   (128)    $   (129)    $     34     $   (215)    $   (284)
                                                                       ========     ========     ========     ========     ========

* Includes goodwill amortization related to unconsolidated companies

TABLE 2 - REVENUES AND EBITDA

                            THE SEAGRAM COMPANY LTD.
                           SUPPLEMENTAL FINANCIAL DATA
                    (U.S.$ in millions, except share amounts)
                                   (Unaudited)

                                                                 Three Months Ended June 30,        Twelve Months Ended June 30,
                                                                  -----------------------     -------------------------------------
                                                                    2000          1999          2000           1999          1999
                                                                  ---------     ---------     ---------     ---------     ---------
                                                                                                                         (Pro Forma)
CONSOLIDATED COMPANIES ONLY

Revenues
          Music                                                   $   1,430     $   1,342     $   6,236     $   3,751     $   6,336
          Filmed Entertainment                                          827           790         3,480         2,931         3,378
          Recreation and Other                                          214           200           862           818           818
          Spirits and Wine                                            1,227         1,191         5,108         4,812         4,812
                                                                  ---------     ---------     ---------     ---------     ---------

Total revenues                                                    $   3,698     $   3,523     $  15,686     $  12,312     $  15,344
                                                                  =========     =========     =========     =========     =========

EBITDA
          Music                                                   $     217     $     139     $   1,018     $     347     $     861
          Filmed Entertainment                                            5           (69)          (61)         (136)         (200)
          Recreation and Other                                           60            41           188           133           133
          Spirits and Wine                                              159           148           727           684           684
                                                                  ---------     ---------     ---------     ---------     ---------

Total EBITDA                                                            441           259         1,872         1,028     $   1,478
Depreciation expense                                                   (110)          (82)         (361)         (294)         (320)
Amortization of goodwill and intangible assets                         (170)         (185)         (706)         (479)         (777)
Restructuring (charge) credit - Music and Filmed Entertainment         --            --              59          (405)         --
Corporate expenses                                                      (45)          (39)         (111)         (100)         (100)
                                                                  ---------     ---------     ---------     ---------     ---------

Operating income (loss)                                           $     116     $     (47)    $     753     $    (250)    $     281
                                                                  =========     =========     =========     =========     =========



Thousands
          Weighted average shares outstanding - basic               436,582       406,292       434,544       378,193       399,281
          Weighted average shares outstanding - diluted             436,582       406,292       441,367       378,193       399,281

          Shares outstanding at end of period                       437,227       432,555       437,227       432,555       432,555

TABLE 3 - SUPPLEMENTAL FINANCIAL DATA FOR UNCONSOLIDATED COMPANIES   PAGE 1 OF 2

                            THE SEAGRAM COMPANY LTD.
                           SUPPLEMENTAL FINANCIAL DATA
                               (U.S.$ in millions)
                                   (Unaudited)

A portion of Seagram's activities are conducted through interests in public and non-public entities that are not consolidated subsidiaries. The unconsolidated public entities in which Seagram retains an interest are USA Networks Inc. (42.9% effective equity interest - Nasdaq:USAi), Loews Cineplex Entertainment Corporation (25.6% interest - NYSE:LCP) and Interplay Entertainment Corp. (15.6% interest - Nasdaq:IPLY). The unconsolidated non-public entities principally include Universal Orlando, Universal Studios Port Aventura, Cinema International Corporation, United Cinemas International, USJ Co. Ltd., SEGA GameWorks, GetMusic and Kirin-Seagram Limited. Consolidated revenues, EBITDA and operating income of Seagram do not include the results of these unconsolidated entities. Since Seagram operates some of its core businesses through unconsolidated entities, Seagram believes that the information provided in Table 3, which summarizes the results of the non-public unconsolidated entities, provides additional information for understanding its business results.

The following summary unaudited financial information for Universal Orlando and other non-publicly traded unconsolidated companies is not prepared in accordance with generally accepted accounting principles (GAAP) and is intended solely to provide additional information to investors. It should be viewed in conjunction with Seagram's financial statements. Seagram does not control these entities and accordingly could not among other things, cause any unconsolidated company to distribute to Seagram its undistributed share of the revenue and earnings of such company.

UNIVERSAL ORLANDO

Universal Orlando is comprised principally of one partnership, Universal City Development Partners L.P., in which Universal has a 50% interest. Summary financial information for 100% of Universal Orlando follows:

Universal Orlando                          Three Months Ended June 30,   Twelve Months Ended June 30,
                                             -----------------------         -----------------------
                                              2000            1999            2000            1999
                                             -------         -------         -------         -------
Revenues                                     $   242         $   158         $   832         $   449
Operating income (loss)                           17               9              24              66
Pre-tax income (loss)                            (15)             (7)            (98)             37
EBITDA                                            65              59             195             159


Universal's proportionate share of:
          Total assets at quarter-end          1,379           1,485           1,379           1,485
          Net debt at quarter-end                789             745             789             745

TABLE 3 - SUPPLEMENTAL FINANCIAL DATA FOR UNCONSOLIDATED COMPANIES   PAGE 2 OF 2

                            THE SEAGRAM COMPANY LTD.
                           SUPPLEMENTAL FINANCIAL DATA
                               (U.S.$ in millions)
                                   (Unaudited)

NON-PUBLICLY TRADED UNCONSOLIDATED COMPANIES

The following sets forth Seagram's proportionate share of the revenues and EBITDA of the unconsolidated companies which are not publicly traded.

                                          Three Months Ended June 30,    Twelve Months Ended June 30,
                                            -----------------------        -----------------------
                                             2000            1999            2000            1999
                                            -------         -------        -------         -------
Revenues
          Music                             $    39         $    12        $    89         $    61
          Filmed Entertainment                   55              47            269             240
          Recreation and Other
              Universal Orlando                 117              79            402             224
              Other                              19              19             66              66
                                            -------         -------        -------         -------
          Total Recreation and Other            136              98            468             290
          Spirits and Wine                       56              47            179             162
                                            -------         -------        -------         -------

Total Revenues                              $   286         $   204        $ 1,005         $   753
                                            =======         =======        =======         =======

EBITDA
          Music                             $   (10)        $     1        $   (12)        $     5
          Filmed Entertainment                    5               4             51              55
          Recreation and Other
              Universal Orlando *                32              29             97              80
              Other                              (3)              1             (5)             12
                                            -------         -------        -------         -------
          Total Recreation and Other             29              30             92              92
          Spirits and Wine                        4               4             10               9
                                            -------         -------        -------         -------

Total EBITDA                                $    28         $    39        $   141         $   161
                                            =======         =======        =======         =======

  *     Excludes income on intercompany transactions.

TABLE 4 - CONSOLIDATED AND UNCONSOLIDATED REVENUES AND EBITDA

                            THE SEAGRAM COMPANY LTD.
                       SUPPLEMENTAL FINANCIAL INFORMATION
                               (U.S.$ in millions)
                                   (Unaudited)

                                                   Three Months Ended June 30,               Twelve Months Ended June 30,
                                                   -------------------------         ------------------------------------------
                                                     2000             1999             2000             1999             1999
                                                   --------         --------         --------         --------         --------
                                                                                                                      (Pro Forma)
REVENUES
          Music
                   Consolidated companies          $  1,430         $  1,342         $  6,236         $  3,751         $  6,336
                   Unconsolidated companies              39               12               89               61               61
                                                   --------         --------         --------         --------         --------
                   Total                              1,469            1,354            6,325            3,812            6,397
          Filmed Entertainment
                   Consolidated companies               827              790            3,480            2,931            3,378
                   Unconsolidated companies             515              402            1,908            1,689            1,689
                                                   --------         --------         --------         --------         --------
                   Total                              1,342            1,192            5,388            4,620            5,067
          Recreation and Other
                   Consolidated companies               214              200              862              818              818
                   Unconsolidated companies             136               98              468              290              290
                                                   --------         --------         --------         --------         --------
                   Total                                350              298            1,330            1,108            1,108
          Spirits and Wine
                   Consolidated companies             1,227            1,191            5,108            4,812            4,812
                   Unconsolidated companies              56               47              179              162              162
                                                   --------         --------         --------         --------         --------
                   Total                              1,283            1,238            5,287            4,974            4,974

Total consolidated companies                          3,698            3,523           15,686           12,312           15,344
Total unconsolidated companies                          746              559            2,644            2,202            2,202
                                                   --------         --------         --------         --------         --------
Total                                              $  4,444         $  4,082         $ 18,330         $ 14,514         $ 17,546
                                                   ========         ========         ========         ========         ========

EBITDA
          Music
                   Consolidated companies          $    217         $    139         $  1,018         $    347         $    861
                   Unconsolidated companies             (10)               1              (12)               5                5
                                                   --------         --------         --------         --------         --------
                   Total                                207              140            1,006              352              866
          Filmed Entertainment
                   Consolidated companies                 5              (69)             (61)            (136)            (200)
                   Unconsolidated companies             110               65              414              343              343
                                                   --------         --------         --------         --------         --------
                   Total                                115               (4)             353              207              143
          Recreation and Other
                   Consolidated companies                60               41              188              133              133
                   Unconsolidated companies              29               30               92               92               92
                                                   --------         --------         --------         --------         --------

                   Total                                 89               71              280              225              225
          Spirits and Wine
                   Consolidated companies               159              148              727              684              684
                   Unconsolidated companies               4                4               10                9                9
                                                   --------         --------         --------         --------         --------
                   Total                                163              152              737              693              693

Total consolidated companies                            441              259            1,872            1,028            1,478
Total unconsolidated companies                          133              100              504              449              449
                                                   --------         --------         --------         --------         --------
Total                                              $    574         $    359         $  2,376         $  1,477         $  1,927
                                                   ========         ========         ========         ========         ========
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